As filed with the Securities and Exchange Commission on November 12, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

VERENIUM CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

92340P 209

(CUSIP Number of Class of Securities (Underlying Common Stock))

Gerald M. Haines II, Esq.

Executive Vice President and Chief Legal Officer

Verenium Corporation

55 Cambridge Parkway, Cambridge, MA 02142

(617) 674-5300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

M. Wainwright Fishburn, Esq.

Marc A. Recht, Esq.

Cooley Godward Kronish LLP

The Prudential Tower, 800 Boylston St., 46th Floor

Boston, MA 02199

(617) 937-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,784,000	$99.55

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 479,512 shares of the issuer’s Common Stock and have a value of $1,785,000, calculated using the Black-Scholes method, as of October 12, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99.55	Filing Party: Verenium Corporation
Form or Registration No.: 005-60329	Date Filed: October 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission on October 13, 2009, in connection with the offer (the “Offer”) by Verenium Corporation (“Verenium”) to certain option holders to exchange certain outstanding options to purchase shares of Verenium’s common stock that have an exercise price that is greater than $5.01 per share for new replacement options to purchase the same or a reduced number of shares of Verenium’s common stock at a fixed exercise price per share that is equal to the fair market value of Verenium’s common stock on the date the replacement options are granted. This Amendment is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

The Offer expired at 12:00 a.m. (midnight) Eastern Time on November 12, 2009 (that is, one minute after 11:59 p.m. on November 11, 2009). Pursuant to the Offer, Verenium accepted elections to replace options to purchase 615,047 shares of common stock. As a result, options to purchase 474,415 shares of common stock were granted pursuant to and as set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Replacement Options filed as Exhibit 99.(a)(1)(A) to the Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2009

VERENIUM CORPORATION

By:	/s/ GERALD M. HAINES II
Gerald M. Haines II Executive Vice President

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